Exhibit 99.1
Joint Filing Agreement
     This joint filing agreement is made and entered into as of this 4th day of March, 2010 by and among Laurel Canyon Partners, LLC, a Nevada limited liability company (“LC Partners”), and Daniel M. Gottlieb, an individual person and the sole member and sole managing member of LC Partners (“Gottlieb”).
     Reference is made to Rule 13d-1(k). LC Partners and Gottlieb hereby agree that the statement on Schedule 13D dated of even date herewith pertaining to Crystal River Capital, Inc., and to which this agreement is attached as an exhibit, is filed on behalf of each of them.

Laurel Canyon Partners, LLC
By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb
Its:	Managing Member

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb,
In his individual capacity

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